                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
               EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

         OR

         [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         FOR THE TRANSITION PERIOD FROM             TO
                                        -----------    -------------

         COMMISSION FILE NUMBER 1-12001

                      ALLEGHENY LUDLUM CORPORATION PERSONAL
                   RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN
                   ------------------------------------------
                                 (Title of Plan)

                       ALLEGHENY TECHNOLOGIES INCORPORATED
            (Name of Issuer of securities held pursuant to the Plan)

             1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479 (Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2003 and 2002

                                    CONTENTS

Report of Independent Registered Public Accounting Firm ...................      1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................      2
Statements of Changes in Net Assets Available for Benefits.................      3
Notes to Financial Statements .............................................      4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..............     12


Signatures ................................................................     13


Exhibit


  23 Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 18, 2004
Pittsburgh, Pennsylvania

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                 Statements of Net Assets Available for Benefits

                                                                   DECEMBER 31
                                                               2003            2002
                                                          -----------------------------
Investments:
  Interest in Allegheny Technologies Incorporated
    Savings Plan Trust                                    $  77,595,773    $ 68,562,589
  Interest in registered investment companies                23,191,284      10,334,374
  Corporate common stocks                                    10,674,790       3,976,412
  Participant loans                                           5,619,359       6,072,273
  Interest in common collective trusts                          134,103       8,616,603
                                                          -----------------------------
Total investments                                           117,215,309      97,562,251

Other payables, net                                            (126,616)       (679,148)
                                                          -----------------------------
Net assets available for benefits                         $ 117,088,693    $ 96,883,103
                                                          =============================

See accompanying notes.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                       YEARS ENDED DECEMBER 31
                                                                       2003              2002
                                                                  --------------------------------
Contributions:
 Employer                                                         $    2,412,075    $    2,732,088
 Employee                                                              5,375,543         5,187,714
                                                                  --------------------------------
Total contributions                                                    7,787,618         7,919,802

Investment income (loss):
 Net gain (loss) from interest in Allegheny
  Technologies Incorporated Savings Plan Trust                         6,817,946        (1,152,894)
 Net gain (loss) from interest in registered
  investment companies                                                 4,396,256        (2,544,431)
 Net gain (loss) from interest in common collective
  trusts                                                                 686,146        (1,309,517)
 Interest income                                                         340,017           393,001
 Dividend income                                                         197,275           347,604
 Net realized/unrealized gain (loss) on corporate
  common stocks                                                        6,606,984        (5,668,370)
                                                                  --------------------------------
Total investment gain (loss)                                          19,044,624        (9,934,607)
                                                                  --------------------------------
                                                                      26,832,242        (2,014,805)

Distributions to participants                                         (6,632,092)       (6,709,034)
Plan transfers, net                                                        5,440           (47,906)
                                                                  --------------------------------
                                                                      (6,626,652)       (6,756,940)
                                                                  --------------------------------

Net increase (decrease) in net assets available for benefits          20,205,590        (8,771,745)
Net assets available for benefits at beginning of year                96,883,103       105,654,848
                                                                  --------------------------------
Net assets available for benefits at end of year                  $  117,088,693    $   96,883,103
                                                                  ================================

See accompanying notes.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                          Notes to Financial Statements

                                December 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

Investments are valued as follows:

   Bank and insurance investment contracts (investment contracts) with varying contract rates and maturity dates are stated at contract value.

   Although it is management's intention to hold the investment contracts in the Fixed Income Master Trust until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

   All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan (the Plan) is a defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees of Allegheny Ludlum Corporation (ALC or the Company) through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. ALC is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). ALC contributes to the Plan $0.50 per hour worked per eligible union employee. Unless otherwise specified by the participant, all contributions are made to the Fixed Income Master Trust. Such contributions are made only from current income or accumulated earnings of the Plan Sponsor. The Plan allows participants to direct contributions made on their behalf to any of the investment alternatives. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. In addition, the employees' annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employees' discretion as their deferral.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)

2. DESCRIPTION OF THE PLAN (CONTINUED)

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan's trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make "in-service" and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. Copies of these documents are available from the Plan Sponsor.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

                                                                    DECEMBER 31
                                                              2003               2002
                                                          -------------------------------
Fixed Income Master Trust                                 $ 60,271,858       $ 56,605,733
Allegheny Technologies Incorporated common stock            10,674,790          3,976,412*
Allegheny Technologies Disciplined Stock Fund
  Master Trust                                               9,166,850          6,082,791
Alliance Equity Master Trust                                 8,157,065          5,874,064
Oakmark Balanced Fund                                        6,836,824                  -*
Dreyfus Emerging Leaders Fund                                6,695,196          4,632,483*
Dreyfus Lifestyle Growth and Income Fund                             -*         5,243,372

*Shown for comparative purposes.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

Certain of the Plan's investments are in the Allegheny Technologies Incorporated Savings Plan Trust, which has three subsidiary Master Trusts: the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust, and the Fixed Income Master Trust, which are institutional separate accounts valued on a unitized trust basis (collectively, the "Master Trust"). The Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Fixed Income Master Trust, the Alliance Equity Master Trust, and the Allegheny Technologies Disciplined Stock Fund Master Trust was as follows:

                                                           2003       2002
                                                          -----------------
Fixed Income Master Trust                                 31.46%      31.31%
Alliance Equity Master Trust                              22.88       22.12
Allegheny Technologies Disciplined Stock Fund
   Master Trust                                           11.78       11.07

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The composition of the net assets of the Fixed Income Master Trust at December 31, 2003 and 2002 was as follows:


                                                              2003                2002
                                                          ---------------------------------
Guaranteed investment contracts:
   Canada Life                                            $   2,757,412      $    2,757,412
   GE Life and Annuity                                        9,583,804          10,420,327
   Hartford Life Insurance Company                           10,939,222          10,460,185
   John Hancock Life Insurance Company                        8,848,178           9,854,982
   Monumental Life Insurance Company                          2,353,862           2,363,422
   New York Life Insurance Company                            6,814,589           7,808,955
   Ohio National Life                                         4,652,712           5,976,900
   Pacific Mutual Life Insurance Company                      6,075,054           6,074,436
   Principal Life                                             1,187,962           1,134,634
   Protective Life Insurance Company                          1,006,456           1,006,463
   Pruco Pace Credit Enhanced                                 8,947,069           8,689,223
   Safeco Life Insurance                                              -           1,973,290
   Security Life of Denver                                    6,737,205           6,465,137
   Sun America, Inc.                                                  -           2,988,024
   United of Omaha                                            7,226,335           7,226,335
                                                          ---------------------------------
                                                             77,129,860          85,199,725

Synthetic guaranteed investment contracts:
   Caisse des Depots et Consignations                         1,999,995           4,953,210
   CIT Equipment                                                      -             996,925
   Common Wealth Edison                                               -           2,999,980
   Commit to purchase FNMA 02-74 LC                                   -           3,071,979
   Conn RRB Spec Trust                                                -           2,948,436
   Detroit Edison                                                     -           2,027,941
   FHLMC                                                              -           5,977,227
   Illinois Power Sp Trust                                            -           1,971,078
   MBNA Master CC Trust                                               -           1,993,490
   MDA Monumental BGI Wrap                                   33,990,199          41,868,727
   Peco Energy Company                                                -           1,970,899
   Peoples Security Life Insurance Company                            -           2,491,608
   Public Service                                                     -           2,036,624
   Bank of America                                           17,803,044                   -
   Rabobank                                                  36,635,330                   -
   Transamerica Occidental                                            -           6,568,303
   Union Bank of Switzerland                                 14,768,321             174,682
   Westdeutsche Landesbank Girozentrale                               -           3,556,463
                                                          ---------------------------------
                                                            105,196,889          85,607,572

Interest in common collective trusts                          8,515,369           7,972,257
Interest-bearing cash                                                 -             212,167
Other                                                           764,537           1,817,668
                                                          ---------------------------------
Total net assets                                          $ 191,606,655      $  180,809,389
                                                          =================================

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The Fixed Income Fund (the Fund) invests in guaranteed investment contracts
(GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations
(CMOs) with fair values of $107,926,162 and $88,750,762 at December 31, 2003 and 2002, respectively.

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a "constant duration." A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2003 and 2002, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.58% to 8.02% and 3.27% to 8.05%, respectively.

For the years ended December 31, 2003 and 2002, the average annual yield for the investment contracts in the Fund was 5.31% and 5.74%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund's cash flows at the then-current, interest-crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract's supporting assets at December 31, 2003 and 2002.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The composition of net assets of the Alliance Equity Master Trust at December 31, 2003 and 2002 was as follows:

                                                              2003                2002
                                                          ---------------------------------
Investment in pooled separate accounts:
   Alliance Equity Fund S.A. #4                           $  35,666,427      $   26,603,639
Operating payables                                              (10,616)            (49,895)
                                                          ---------------------------------
Total net assets                                          $  35,655,811      $   26,553,744
                                                          =================================

The composition of net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust at December 31, 2003 and 2002 was as follows:

                                                              2003                2002
                                                          ---------------------------------
Corporate common stocks                                   $  77,259,404      $   53,256,475
Interest in common collective trusts                            337,451           1,630,752
Receivables                                                     283,072              67,848
Payables                                                        (42,301)            (25,733)
                                                          ---------------------------------
Total net assets                                          $  77,837,626      $   54,929,342
                                                          =================================

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The composition of the changes in net assets of the various master trusts is as follows:

                                                                                                  ALLEGHENY TECHNOLOGIES
                                                                                               DISCIPLINED STOCK FUND MASTER
                               FIXED INCOME MASTER TRUST     ALLIANCE EQUITY MASTER TRUST                  TRUST
                            ------------------------------------------------------------------------------------------------
                                                               YEARS ENDED DECEMBER 31
                            ------------------------------------------------------------------------------------------------
                                2003             2002            2003             2002              2003           2002
                            ------------------------------------------------------------------------------------------------
Investment income (loss):
  Interest income           $   9,953,790    $   9,786,577   $          -     $           -     $    214,654    $          -
  Net realized/unrealized
   gain (loss) on
   corporate common
   stocks                               -            1,528              -                 -       13,699,382     (17,406,255)
  Dividends                             -                -              -                 -        1,073,159         948,623
  Net gain (loss),
   registered invest-
   ment companies                  45,315                -              -                 -                -               -
  Net gain (loss), pooled
   separate accounts                    -                -      9,614,660       (10,652,634)               -               -
  Net gain, common
   collective trusts              111,616          172,081              -                 -           10,183          13,761
Other income                            -           69,815              -                 -                -               -
Administrative expenses          (201,917)        (236,944)       (72,409)         (118,618)        (660,982)       (424,085)
Transfers                         888,462        5,374,077       (440,184)       (2,634,913)       8,571,888      (5,733,400)
                            ------------------------------------------------------------------------------------------------
Net increase (decrease)        10,797,266       15,167,134      9,102,067       (13,406,165)      22,908,284     (22,601,356)
Total net assets at
 beginning of year            180,809,389      165,642,255     26,553,744        39,959,909       54,929,342      77,530,698
                            ------------------------------------------------------------------------------------------------
Total net assets at
 end of year                $ 191,606,655    $ 180,809,389   $ 35,655,811     $  26,553,744     $ 77,837,626    $ 54,929,342
                            ================================================================================================

Interest, realized and unrealized gains and losses, and management fees from the master trusts are included in the net gain (loss) from interest in Allegheny Technologies Incorporated Savings Plan Trust on the statements of changes in net assets available for benefits.

                          Allegheny Ludlum Corporation
               Personal Retirement and 401(k) Savings Account Plan

                    Notes to Financial Statements (continued)

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The determination letter does not include Plan amendments subsequent to July 1, 2001. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. PARTIES-IN-INTEREST

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds' distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                          Allegheny Ludlum Corporation
              Personal Retirement and 401(k) Savings Account Plan

                         EIN: 25-1792394     Plan: 005

         Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                               December 31, 2003

                             DESCRIPTION                     UNITS/SHARES       CURRENT VALUE
---------------------------------------------------------------------------------------------
Registered Investment Companies
-------------------------------

Dreyfus Emerging Leaders Fund*                               172,913.112      $    6,695,196
Dreyfus Bond Market Index *                                  146,469.653           1,517,426
Dreyfus International Value Fund*                            163,994.983           2,710,837
Artisan Funds                                                 99,574.743           2,567,037
Dreyfus Appreciation Fund *                                    3,401.693             126,339
Oakmark Balanced Fund                                        310,482.463           6,836,824
Hartford Midcap Fund                                          29,983.480             738,493
Lord, Abbett Midcap Fund                                      13,663.709             257,287
MFS Value Fund                                                 8,417.638             171,214
Morgan Stanley Small Growth Fund                              21,446.975             231,842
PIMCO - NFJ Fund                                              10,386.196             260,382
PIMCO - Total Return Fund                                     18,190.757             194,823
Jennison Growth Fund                                          67,655.750             883,584
                                                                              --------------
Total registered investment companies                                         $   23,191,284
                                                                              ==============

Common Collective Trusts
------------------------

Dreyfus Short-Term Investment Fund*                          134,103.470      $      134,103
                                                                              ==============

Corporate Common Stocks
-----------------------

Allegheny Technologies Incorporated*                         807,472.756      $   10,674,790
                                                                              ==============

Participant loans* (5.0% to 10.5%, with maturities
 through 2018)                                                                $    5,619,359
                                                                              ==============

*Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                ALLEGHENY TECHNOLOGIES INCORPORATED
                                ALLEGHENY LUDLUM CORPORATION
                                PERSONAL RETIREMENT AND 401(K)
                                SAVINGS ACCOUNT PLAN

                                By: /s/ Richard J. Harshman
                                    -----------------------------------
Date: June 25, 2004                 Richard J. Harshman
                                    Executive Vice President-Finance and
                                    Chief Financial Officer
                                    (Principal Financial Officer and Duly
                                    Authorized Officer)